UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Commission File Number: 001-15116

CANADA LIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

330 University Avenue, Toronto, Ontario M5G 1R8

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☒

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CANADA LIFE FINANCIAL CORPORATION

EXHIBITS TO FORM 6K

Exhibit

Notice of Changes to the Assisted Sales Program (to be posted on the Registrant's website.)	99.1

Press Release	99.2

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION

(Registrant)

Date: June 27, 2003	By: /s/ Roy W. Linden

Roy W. Linden Secretary and Chief Compliance Officer

EXHIBIT INDEX

Exhibit

Notice of Changes to the Assisted Sales Program (to be posted on the Registrant's website.)	99.1

Press Release	99.2

EXHIBIT 99.1

Changes to the Assisted Sales Program

Canada Life's Assisted Sales Program (ASP) allowing eligible shareholders to sell their Canada Life common shares commission-free is being terminated as a result of the pending acquisition of Canada Life Financial Corporation by Great-West Lifeco Inc. July 3, 2003 will be the last day on which our transfer agent, Computershare, can accept written authorization to sell Canada Life shares under the ASP.

We are pleased to announce, however, that Great-West will be establishing an ASP effective July 10, 2003 for former participants in the Canada Life ASP (other than those resident in the U.S.) which will facilitate the sale of Great-West common shares, 4.80% Series E preferred shares and 5.90% Series F preferred shares received by Canada Life shareholders under the Great-West transaction.

Details of the Great-West ASP will be mailed to eligible shareholders following completion of the acquisition.

Questions regarding both programs should be directed to Computershare, at the following telephone numbers:

Canada and the United States 1-888-284-9137
United Kingdom 0870 702 0164
Republic of Ireland 01 216 3100
All other locations 011 514-982-8991

EXHIBIT 99.2

(GWL logo) (Canada Life logo)

News Release

Great-West Lifeco and Canada Life receive Canadian regulatory approval

Winnipeg and Toronto, June 27, 2003 - Great-West Lifeco Inc. and Canada Life Financial Corporation today announced that they have received all necessary regulatory approvals from the Government of Canada to proceed with their combination transaction, which is expected to close on July 10, 2003.

Other regulatory approvals received include those from insurance and competition authorities in the U.K., Ireland, and the European Economic Community. Approvals have also been received from the competition authorities in the U.S., from the State of Michigan and from Puerto Rico.

"We are very pleased to have obtained approval from the Government of Canada for Great-West's acquisition of Canada Life," said Raymond L. McFeetors, President and CEO of Great-West Life and its subsidiary, London Life. "Officials at the Office of the Superintendent of Financial Institutions, the Department of Finance and the Competition Bureau advised the Government on the transaction after a thorough assessment, to ensure the public interest was well served."

"Today's announcement marks the achievement of an important milestone in the regulatory approval process for the transaction," said David Nield, Chairman and CEO of Canada Life. "We are now that much closer to realizing the advantages that will be achieved by bringing together these three great companies."

As consolidation continues within the life insurance industry globally, the companies have a strong competitive position in Canada, an enhanced business in the United States, and a strong platform as an international competitor in financial services.

Canada
"Our broader scale will enable us to expand the range of competitive products and services we offer clients, through our advisor distribution channels," said McFeetors.

"Together, Great-West, London Life and Canada Life will serve the financial security needs of more than 11 million Canadians. We will do this through three distinct brands in the marketplace: Great-West Life, Canada Life, and London Life's Freedom 55."

Europe
In Europe, where London Life and sister company Investors Group already operate, Great-West acquires significantly enhanced group and individual businesses in high growth markets such as Ireland, Isle of Man, Germany and the UK.

"Our companies have a strong platform for expansion in profitable and high growth niche markets in Europe and around the world," McFeetors said. "Working together with other companies in the Power Financial Corporation group, we will strengthen our world-class financial services organization."

Integration
Overall Great-West's acquisition of Canada Life will result in a much stronger organization able to offer the companies' policyholders and clients more competitive products through greater efficiencies and higher productivity.

The integration is expected to take 18 to 24 months. Integration teams comprised of staff from each company have begun reviewing operations at Canada Life, Great-West and London Life. The companies, which have proven expertise and a strong track record of successful integration, are planning a fast and smooth transition to maintain quality service.

Improvements in competitiveness will be achieved through the elimination of redundancies, improvements to systems and work processes, enhanced purchasing power and the restructuring of operating units. In the short term this will result in job reductions and transfers. In the long term this will allow the companies to create more and better quality jobs as the business expands.

Great-West's head office will remain in Winnipeg, London Life's head office will remain in London, ON, and Canada Life's head office will remain in Toronto.

"We will treat people with fairness and respect," McFeetors said. He emphasized that Great-West, London Life and Canada Life share common values. "These values are reflected in how we treat staff, and they will continue to guide us through the integration process and beyond."

As the integration proceeds, the companies will use a number of measures to minimize the impact on staffing. These include attrition, an early retirement program, hiring freezes that are already in place; and priority consideration for staff whose roles are affected by the integration, for new job opportunities that arise across the three companies, as well as at sister companies, Investors Group and Mackenzie Financial Corporation. A generous severance plan will be offered, including personal assistance, relocation and retraining programs.

United States
The Michigan Office of Financial and Insurance Services, which regulates the U.S. Branch of Canada Life and its subsidiary, Canada Life Insurance Company of America, has approved the acquisition. Approval has also been received for Canada Life's Puerto Rico subsidiary. Approval is required for Canada Life's New York subsidiary, and Great-West continues to work closely with the New York Insurance department to obtain the necessary approval.

Share elections
The share elections deadline for Canada Life shareholders to elect the form(s) of consideration they wish to receive in respect of their Canada Life common shares is 4:00 p.m. (Toronto time) on July 3, 2003.

A detailed description of the transaction is in the Canada Life management proxy circular dated March 22, 2003 and mailed to shareholders in connection with the Canada Life special meeting of common shareholders that occurred on May 5, 2003. Shareholders can obtain a copy of the circular from Canada Life's website at www.canadalife.com (click on "Latest Shareholder News") or as filed with Canadian securities regulatory authorities at www.sedar.com. Shareholders can also request a paper copy free of charge by contacting Computershare by telephone at 1-866-224-2228 (Canada and U.S.), 0-800-917-6420 (U.K.), 1-800-523-159 (Ireland) or at 1-514-982-9557 (All Other Locations) or by email to CanadaLifegwl@computershare.com.

Canada Life common shares
It is expected that Canada Life common shares will cease trading on the Toronto Stock Exchange and The New York Stock Exchange at the close of trading on July 9, 2003, and the Great-West shares issuable pursuant to the transaction will begin regular trading on the Toronto Stock Exchange on July 10, 2003.

Canada Life shareholders who hold their shares through a broker, bank, investment dealer or other intermediary, should contact their intermediary with any questions.

Canada Life shareholders whose shares are represented by ownership statements should contact Computershare with any questions.

This news release does not constitute an offer to sell or the solicitation of an offer to buy shares of Canada Life Financial Corporation or Great-West Lifeco Inc.

4 -

About Canada Life
Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company. The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $64 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

About Great-West Lifeco
Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries - The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States - serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

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For further information, please contact:
Marlene Klassen
Director, Media and Public Relations
Great-West Lifeco Inc.
Tel: (204) 946-7705
E-mail: marlene.klassen@gwl.ca

Brian Lynch
Vice President, Investor Relations and Corporate Communications
Canada Life Financial Corporation
Tel: (416) 597-1440, ext. 6693
E-mail: brian_lynch@canadalife.com